UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, July 31st 2018

GAL Note N° 121/18

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

Ref:      Material Fact

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR or the “Company” indistinctively), in compliance with the applicable regulation, in order to inform that today The Ministry of Energy and the Company agreed to differ 50% of the Own Distribution Cost variation adjustment set forth under the Sub-annex 2 of the Concession Agreement corresponding to the 2018 February-August semester, for its application in six (6) consecutive monthly installments as from February 1st 2019, which does not imply either a negative economic impact for the Company or any effect in the service’s quality parameters resulting from the Integral Tariff Review implemented on February 1, 2017. Moreover, the Ministry agreed to carry out the necessary administrative actions towards the regularization of the pending obligations from the Transition Period, as well as to promote the processing of issues pending resolution related to the New Framework Agreement approved by Decree N° 1.972/2004 in regards to the consumption in shantytowns.

Yours faithfully,

     Carlos D. Ariosa

     Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: July 31, 2018